Hennessy Advisors, Inc.
7250 Redwood Blvd.
Suite 200
Novato, California 94945

January 4, 2018

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Hennessy Advisors, Inc. Registration Statement on Form S-3 Filed December 12, 2017 File No. 333-222001

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Hennessy Advisors, Inc., hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 10:00 a.m., Eastern Time, on January 8, 2018, or as soon as practicable thereafter.  For purposes of Rules 460 and 461, there is no underwriter.

* * *

Very truly yours,

HENNESSY ADVISORS, INC.

By: /s/ Jennifer Cheskiewicz______________
Jennifer Cheskiewicz
General Counsel